Exhibit 99.4

Press Release

Beyfortus real-world evidence published in The Lancet shows 82% reduction in infant RSV hospitalizations

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New real-world evidence shows Beyfortus (nirsevimab) substantially reduced RSV lower respiratory tract disease and hospitalizations in infants during the 2023-2024 RSV season, versus no intervention1-6

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Results add to the consistent high efficacy of Beyfortus against medically attended RSV lower respiratory tract disease, shown in the pivotal clinical studies and the outcomes from HARMONIE, a phase 3b clinical study conducted in close to real-life conditions7-10

Paris, May 2, 2024. Beyfortus reduced respiratory syncytial virus (RSV) hospitalizations by 82% (95% CI: 65.6 to 90.2) in infants under 6 months of age, compared to infants who received no RSV intervention, according to the interim results of an ongoing study published in The Lancet. These results, from the first RSV season after Beyfortus’ introduction, are part of the three-year NIRSE-GAL study conducted in Galicia, Spain under a collaborative framework with the Galician Directorate of Public Health of the Xunta de Galicia (Galician government) and Sanofi.1

The results echo real-world evidence (RWE) reported from several broad infant immunization programs across the US, Spain and France during the 2023-2024 RSV season, which add to the consistent and high efficacy seen in pivotal clinical studies with Beyfortus. Real-world evidence demonstrates if a treatment or immunization is effective in day-to-day practice, as opposed to “efficacy” determined in carefully controlled clinical trials. A favorable safety profile was observed following Beyfortus use, consistent with clinical study results.1-10

Federico Martinon Torres

Head of Pediatrics, Hospital Clínico Universitario Santiago, Spain and principal investigator of NIRSE-GAL study

“Galicia provides the first population-based real-world evidence of the impact of nirsevimab to prevent RSV disease in infants, showing a reduction by almost 90% in the number of hospitalizations due to this virus when compared with several previous RSV seasons. This achievement is the result of the exemplary pragmatic collaboration among scientists, industry, healthcare providers and policy makers aligned with a carefully planned roll-out of the immunization campaign, and the outstanding response of the Galician parents to this prophylaxis campaign.”

Thomas Triomphe

Executive Vice President, Vaccines, Sanofi

“The scale and speed of impact seen after Beyfortus’ introduction demonstrates the strength of all-infant immunization strategies against RSV in babies. In Galicia, we saw an effectiveness of 82% in reducing RSV hospitalizations following the launch of Beyfortus, with more than 90% of eligible infants immunized. A growing body of evidence from these programs support policymakers, healthcare providers and parents who share our collective ambition to safeguard babies from RSV disease.”

NIRSE-GAL is a large, population-based, three-year follow-up study to evaluate the effectiveness of Beyfortus following its inclusion in the Galician immunization schedule. The study aims to measure the impact of Beyfortus on hospitalizations due to RSV, all-cause lower respiratory tract disease, severe lower respiratory tract disease caused by RSV, all-cause lower respiratory tract disease hospitalizations, and all-cause hospitalizations among infants born during the RSV season, infants under 6 months of age at the start of the season, and children aged 6-24 months who are vulnerable to severe RSV disease at the start of the season. The 2023-2024 immunization campaign ran from September 25, 2023 to March 31, 2024.1

RWE from countries with Beyfortus all-infant immunization programs in 2023-24

In addition to this new effectiveness study, evidence of the high impact following Beyfortus’ introduction has been consistently shown in several other real-world studies.

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An interim analysis of 2023-24 surveillance data published in the US Centers for Disease Control and Prevention’s (CDC) Morbidity and Mortality Weekly Report (MMWR) shows a single dose of Beyfortus was 90% effective in preventing hospitalizations due to RSV in babies who were immunized below 8 months of age.[2]

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A recent draft recommendation from Haute Autorité de Santé in France reported, across six hospitals, an effectiveness of 83% against RSV-associated hospitalization in infants who received Beyfortus compared to those with no intervention.[3]

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In Catalonia, Spain, a study pre-printed in The Lancet showed reductions of 87.6% and 90.1% in hospital and ICU admissions for RSV, respectively, among babies born before the start of the RSV season, who were eligible to receive Beyfortus, compared to those with no intervention.[4]

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A pooled analysis of data from three Spanish regions, including Valencia, Murcia, and Valladolid, showed an 84.4% effectiveness in preventing hospitalizations due to RSV in infants under 9 months of age versus infants who received no intervention. The results were published in Eurosurveillance.[5]

●	A study from Navarra, Spain published in Vaccines found an effectiveness of 88.7% in preventing hospitalizations among infants immunized at birth with Beyfortus, compared to no intervention.[6]

The expansion of the Beyfortus manufacturing network is progressing well and according to plan. This expansion will allow Sanofi and AstraZeneca to more than triple manufacturing capacity. Based on this, and assuming regulatory validations are delivered in due time by regulatory agencies, Sanofi and AstraZeneca are confident to meet global commitments and build inventory that can be used in future RSV seasons. In addition, the companies are producing Beyfortus well in advance of the RSV season, with the vast majority of doses planned to be available by October.

About RSV

RSV is a highly contagious virus that can lead to serious respiratory illness for infants.11 Two out of three infants are infected with RSV during their first year of life and almost all children are infected by their second birthday.11,12 RSV is the most common cause of lower respiratory tract disease, including bronchiolitis and pneumonia, in infants.13 It is also a leading cause of hospitalization in infants worldwide, with most hospitalizations for RSV occurring in healthy infants born at term.14-17 Globally, in 2019, there were approximately 33 million cases of acute lower respiratory infections leading to more than 3 million hospitalizations, and it was estimated that there were 26,300 in-hospital deaths of children younger than 5 years.18 RSV-related direct medical costs, globally — including hospital, outpatient and follow-up care — were estimated at €4.82 billion in 2017.19

About Beyfortus

Beyfortus (nirsevimab) is the first immunization designed for all infants for protection against RSV through their first RSV season, including for those born healthy at term or preterm, or with specific health conditions that make them vulnerable to RSV disease. Beyfortus is also designed to protect children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season.

As a long-acting antibody provided directly to newborns and infants as a single dose, Beyfortus offers rapid protection to help prevent lower respiratory tract disease caused by RSV without requiring activation of the immune system. Beyfortus administration can be timed to coincide with the RSV season.

In March 2017, Sanofi and AstraZeneca announced an agreement to develop and commercialize Beyfortus. Under the terms of the agreement, AstraZeneca leads development and manufacturing activities and Sanofi leads commercialization activities and records revenues.

Under the terms of the global agreement, Sanofi made an upfront payment of €120m, has paid development and regulatory milestones of €120m and will pay up to a further €375m upon achievement of certain regulatory and sales-related milestones. The two companies share costs and profits in all territories except in the US where Sanofi consolidates 100% of the economic benefits in its Business Operating Income.

Beyfortus has been approved for use in the European Union, the US, China, Japan, and many other countries around the world. Special designations to facilitate expedited development of Beyfortus were granted by several regulatory agencies, including Breakthrough Therapy Designation and Priority Review designation by The China Center for Drug Evaluation under the National Medical Products Administration; Breakthrough Therapy Designation and Fast Track Designation from the US Food and Drug Administration; access granted to the European Medicines Agency (EMA) PRIority MEdicines (PRIME) scheme and EMA accelerated assessment; Promising Innovative Medicine designation by the UK Medicines and Healthcare products Regulatory Agency; and Beyfortus has been named “a medicine for prioritized development” under the Project for Drug Selection to Promote New Drug Development in Pediatrics by the Japan Agency for Medical Research and Development.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the fact that product may not be commercially successful, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic and market conditions, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2023. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

References:

1.

Ares-Gómez S, et al. Effectiveness and impact of universal prophylaxis with nirsevimab in infants against hospitalisation for respiratory syncytial virus in Galicia, Spain: initial results of a population-based longitudinal study. Lancet. 2024. DOI: https://doi.org/10.1016/S1473-3099(24)00215-9.

2.

U.S. Centers for Disease Control and Prevention. Early Estimate of Nirsevimab Effectiveness for Prevention of Respiratory Syncytial Virus–Associated Hospitalization Among Infants Entering Their First Respiratory Syncytial Virus Season — New Vaccine Surveillance Network, October 2023–February 2024. Morbidity and Mortality Weekly Report (MMWR). 2024; 73(9);209–214.

3.	Haute Autorité de santé. Recommandation vaccinale contre les infections à VRS chez les femmes enceintes.
https://www.has-sante.fr/upload/docs/application/pdf/2024-03/recommandation_vaccinale_contre_les_infections_
a_vrs_chez_les_femmes_enceintes - version_provisoire.pdf. April 25, 2024.
4.

Coma E, et al. Effectiveness of Nirsevimab Immunoprophylaxis Against Respiratory Syncytial Virus-Related Outcomes in Hospital and Primary Care Settings: A Retrospective Cohort Study in Infants in Catalonia (Spain). Preprints with The Lancet. March 7, 2024. https://papers.ssrn.com/sol3/papers.cfm?abstract_id=4749763.

5.

López-Lacort M, et al. Early estimates of nirsevimab immunoprophylaxis effectiveness against hospital admission for respiratory syncytial virus lower respiratory tract infections in infants, Spain, October 2023 to January 2024. Euro Surveill. 2024;29(6):pii=2400046. https://doi.org/10.2807/1560-7917.ES.2024.29.6.2400046.

6.

Ezpeleta G, et al. Effectiveness of Nirsevimab Immunoprophylaxis Administered at Birth to Prevent Infant Hospitalisation for Respiratory Syncytial Virus Infection: A Population-Based Cohort Study. Vaccines. 2024; 12(4):383. https://doi.org/10.3390/vaccines12040383.

7.	Muller WJ, et al. Nirsevimab for Prevention of RSV in Term and Late-Preterm Infants. N Engl J Med. April 5, 2023. DOI: 10.1056/NEJMc2214773
8.	Hammitt LL, et al. Nirsevimab for Prevention of RSV in Healthy Late-Preterm and Term Infants. N Engl J Med. 2022;386 (9): 837-846. DOI: 10.1056/NEJMoa2110275.
9.	Griffin P, MD et al. Single-Dose Nirsevimab for Prevention of RSV in Preterm Infants. N Engl J Med. 2020;383: 415-425. DOI: 10.1056/NEJMoa1913556.
10.	Drysdale S, et al. Nirsevimab for Prevention of Hospitalizations Due to RSV in Infants. N Engl J Med. 2023; 389(26):2425-2435. DOI: 10.1056/NEJMoa2309189.
11.	U.S. Centers for Disease Control and Prevention. RSV in Infants and Young Children. https://www.cdc.gov/rsv/high-risk/infants-young-children.html. Accessed August 2023.
12.	Walsh EE. Respiratory Syncytial Virus Infection: An Illness for All Ages. Clinics in Chest Medicine. 2017;38(1):29-36. https://doi.org/10.1016/j.ccm.2016.11.010.
13.	R K. Respiratory Syncytial Virus Vaccines. Plotkin SA, Orenstein WA, Offitt PA, Edwards KM, eds Plotkin’s Vaccines 7th ed Philadelphia. 2018;7th ed. Philadelphia:943-9.
14.	Leader S, Kohlhase K. Respiratory syncytial virus-coded pediatric hospitalizations, 1997 to 1999. The Pediatric infectious disease journal. 2002;21(7):629-32.
15.

McLaurin KK, Farr AM, Wade SW, Diakun DR, Stewart DL. Respiratory syncytial virus hospitalization outcomes and costs of full-term and preterm infants. Journal of Perinatology: official journal of the California Perinatal Association. 2016;36(11):990-6.

16.	Rha B, et al. Respiratory Syncytial Virus-Associated Hospitalizations Among Young Children: 2015-2016. Pediatrics. 2020;146:e20193611.
17.

Arriola CS, et al. Estimated Burden of Community-Onset Respiratory Syncytial Virus-Associated Hospitalizations Among Children Aged <2 Years in the United States, 2014-15. J Pediatric Infect Dis Soc. 2020;9:587-595.

18.

Li Y, et al. Global, regional, and national disease burden estimates of acute lower respiratory infections due to respiratory syncytial virus in children younger than 5 years in 2019: a systematic analysis. Lancet. 2022;399:92047–64.

19.

Zhang S, et al. Cost of Respiratory Syncytial Virus-Associated Acute Lower Respiratory Infection Management in Young Children at the Regional and Global Level: A Systematic Review and Meta-Analysis. J Infect Dis. 2020;222(Suppl 7):S680-687.